

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2025

Qiaojun Lai
Chief Executive Officer
Collab Z Inc.
29 Orinda Way, Unit 2060
Orinda, CA 94563

> **Re: Collab Z Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted April 25, 2025**
> **CIK No. 0002050338**

Dear Qiaojun Lai:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 8, 2025 letter.

Amendment No.2 to Draft Registration Statement on Form S-1 filed on April 25, 2025

Dilution, page 39

1.   We note your capitalization table and disclosures on page 38 include the impact of the 60,000 shares issued in March and April 2025 pursuant to the Joint Venture Agreements, using a preliminary fair value of $2.00 per share on a pro forma basis. Please tell us what consideration you gave to also including the impact of the issuance of those shares in your pro forma net tangible book value per share in your dilution calculations.

Management's Discussion and Analysis ..., page 40

2.   We acknowledge your response and revisions to prior comment 4. We note that one of your key operational and financial metrics you use to manage your business and gauge performance on page 42, is customer acquisition costs (CAC). We note that to date, you have not tracked CAC in a standardized or reportable format across all properties. However, on page 62 you state that "in managing assets over $72 million over the past four years, Collab Z has accumulated a significant data repository." To the extent that management has considered these metrics and related data would enhance a reader's understanding of your financial condition, cash flows and other changes in financial condition and results of operations, please revise to disclose any quantitative data relating to several of these metrics in your discussion and analysis of your financial condition or results of operations. Further, in your discussion on page 42 regarding Net Operating Income, it is unclear why you compare your NOI over past two fiscal years to data regarding a long-term industry average as of November 2014. If you would like to compare your metric to an industry average, please update this information to compare similar periods.

Shares Eligible for Future Sale, page 78

3.   We note your response to prior comment 11, including disclosure on page 33 that you have entered into market standoff agreements that restrict the sale of your shares of common stock, and that the Local Members in your five joint ventures have agreed to lock up all shares received in all equity issuances consummated prior to the date of the offering for a period of at least 6 months. Please disclose these arrangements and the number of shares affected under the subheading "Lock-Up Agreements" beginning on page 79. Please also disclose these arrangements, identifying any of the Local Members or joint ventures who are also selling shareholders, in the resale prospectus.

Notes to the Unaudited Condensed Consolidated Financial Statements
Note 1 - Nature of Operations, page F-7

4.   We note your response to our prior comment 13 that the issuance of an aggregate of 5,060,391 shares of Collab Z's common stock in a private placement and subsequent cancellation of 4,519,500 shares of common stock does not impact your analysis that common ownership existed during the entire period that both Collab Z and Collab CA were in existence. Please further elaborate on your response to clearly explain why the issuance of the shares in the private placement and subsequent cancellation did not impact your analysis that common ownership existed during the entire period that both Collab Z and Collab CA were in existence. In that regard, please ensure your response clarifies whether the shares issued in the private placement from the period of issuance until cancellation resulted in the majority of the shares being owned by parties other than the founder and Chairman of the Company. To the extent there was a period of time where the founder and Chairman of the Company did not own the majority of the shares, please tell us how you determined there was common control.

Note 3 - Summary of Significant Accounting Policies
Revenue Recognition
Consulting services, page F-11

5.   Please revise to expand your revenue recognition policy disclosure to include sufficient information to enable users to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from your Consulting services revenue stream. Your expanded disclosure should discuss the nature of your consulting arrangements, description of goods or services provided, key terms, the specific performance obligations and timing of satisfaction of performance obligations. Refer to ASC 606-10-50-12.

        Please contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Long at 202-551-3765 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Ross David Carmel